[LETTERHEAD OF THE ULTIMATE SOFTWARE GROUP, INC.]

July 29, 2013

SENT VIA EDGAR

Ms. Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re: The Ultimate Software Group, Inc.
Form 10-K for the Fiscal Year Ended, December 31, 2012
Filed February 28, 2013
File No. 000-24347

Dear Ms. Collins:

On behalf of The Ultimate Software Group, Inc. (the “Company”), I am responding to the letter (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 21, 2013, with respect to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”). For ease of reference, comments in the Comment Letter are reproduced below in italics and are followed by the Company's response.

Form 10-K for the Year Ended December 31, 2012

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement Filed April 8, 2013)

1.    Please refer to prior comment 1. In your response, you indicate that the vice presidents listed as significant employees in your 2012 Annual Report on Form 10-K “do not have the authority to formulate policy or make major decisions on behalf of the company.” You appear to conclude on that basis that none of these individuals is an executive officer within the definition provided by Exchange Act Rule 3b-7. Please note that Rule 3b-7 does not require that a vice president of a business unit, division or function also have policy making functions. A vice president in charge of a principal unit would be considered an executive officer under the rule, irrespective of whether he or she performs a policy making function. In your response, please provide us with your analysis as to whether any of your employees who was serving as a vice president as of December 31, 2012 was an executive officer within the meaning of Rule 3b-7. Also, provide us with position descriptions and/or employment agreement for those employees.

On a regular basis the Company reviews the roles and responsibilities of its various officers and key employees, and, specifically, the Company confirms whether any of those individuals meets the standards to be an “executive officer” pursuant to Rule 3b-7 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”): any “president, any vice president of the registrant in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function, or any other person who performs similar policy making functions of the registrant.”

As of the time of the filing of the 2012 Form 10-K, the Company had determined that the only “executive officers” of the Company, as defined in Rule 3b-7 under the Exchange Act, were the Company's Chief Executive Officer, Chief Operating Officer and Chief Financial Officer. As such, the compensation disclosure included in, or incorporated by reference into, the 2012 Form 10-K, as required by Item 402(a)(3) of Regulation S-K, was provided for only those three executive officers.

Based, in part, on the recent comment letters from the Staff, senior management of the Company, with the assistance of outside counsel, conducted a review of the job functions and responsibilities of each of its senior officers and key employees to determine if any other individuals should, at this time, be considered executive officers. Each such person's role with respect to the Company's principal business units was reviewed with respect to his or her (i) involvement in setting policy, (ii) authority to make strategic and material operating decisions, and (iii) authority to make other significant decisions relating to the Company's operations, including those relating to finance, technology, sales, and marketing. The level of an individual's authority to enter into significant contracts, to make staffing or hiring decisions, to make compensation decisions, to make capital expenditures, to prepare or manage budgets or to determine pricing of products or services, without the prior approval of the Company's Chief Executive Officer, Chief Operating Officer or Chief Financial Officer also was considered, as was the organization's reporting structure.

Following this review, senior management made a recommendation to the Company's Board of Directors that four additional individuals should be deemed to be “executive officers” of the Company as defined under Rule 3b-7 of the Exchange Act and “officers” of the Company for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder. This recommendation was accepted by the Board of Directors at its July 29, 2013 meeting and it was determined that the following individuals qualify as “executive officers” of the Company, as defined by Rule 3b-7 of the Exchange Act and as “officers” for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder:

•
    Robert Manne, Senior Vice President and General Counsel, Head of Legal and Compliance, who is responsible for general legal matters for the Company, oversees major real estate acquisitions, and reviews and approves all sales and major vendor commitments;

•	Adam Rogers, Senior Vice President, Chief Technology Officer, Head of Development, who oversees product development and technology strategy and Cloud delivery;

•	Greg Swick, Senior Vice President, Chief Enterprise Sales Officer, who oversees the Enterprise sales team and designs sales strategies and product pricing; and

•	(John) Chris Phenicie, Senior Vice President, Chief Workplace Sales Officer, who oversees the Workplace sales team and designs sales strategies and product pricing.

The Company will identify these four additional individuals as “executive officers” in its future filings with the Commission and, accordingly, provide full disclosure regarding these additional executive officers, to the extent required by Item 402 of Regulation S-K. As such, the compensation disclosure included in, or incorporated by reference into, the Company's Annual Report on Form 10-K for the fiscal year ending December 31, 2013, as required by Item 402(a)(3) of Regulation S-K, will take into account these additional executive officers.

In connection with these individuals being deemed “officers” for purposes of Section 16 of the Exchange Act, the Initial Statements of Beneficial Ownership of Securities on Form 3 will be filed on behalf of these four individuals within ten business days of their designation as “officers” (which was July 29, 2013).

Please note that none of the Company's senior or executive officers have an employment agreement with the Company.

We do not believe that Mr. Manne, Mr. Rogers, Mr. Swick or Mr. Phenicie should have been considered executive officers as of December 31, 2012; however, to the extent the Staff may take a different view, we respectively ask the Staff not to require the Company to file an amendment to its 2012 Form 10-K. The Company will, on a regular basis, continue to review the roles and responsibilities of its various officers and key employees pursuant to Section 16 of the Exchange Act, and in connection with the preparation of its Annual Reports on Form 10-K and its Definitive Proxy Statements on Schedule 14A, and, with respect to any individuals that meet the standards to be an “officer” or “executive officer” will, in all of its future filings with the Commission, provide appropriate disclosure with respect to such individuals, including the disclosure required under Item 402 of Regulation S-K.

*****
In connection with the above, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the information set forth above, please feel free to contact me at 954-331-7069.

Sincerely,

/s/ Mitchell K. Dauerman
Mitchell K. Dauerman
Executive Vice President and
Chief Financial Officer

cc: Christopher Doyle
Stroock & Stroock & Lavan LLP